GILAX, CORP.

42A Krygina Street, Suite 133

Vladivostok, Russia 690065

November 1, 2012

Ms. Sherry Haywood

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Gilax, Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed October 17, 2012

       File No. 333-183797

Dear Ms. Sherry Haywood:

Further to your letter dated October 4, 2012, concerning the deficiencies in Form S-1 filed on October 31, 2012, we provide the following responses:

Dilution, page 12

1. Please revise your calculation of net tangible book value and the corresponding per share value as of July 31, 2012, as you have not considered total liabilities in your calculation. Please also revise all of your various dilution calculations depending on the number of shares sold in the offering.

Response: We have revised our calculation of net tangible book value and the corresponding per share value as of July 31, 2012. We have also revised all of our various dilution calculations depending on the number of shares sold in the offering.

Please direct any further comments or questions you may have to the company at gilaxcorp @gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Zouvas Law Group, P.C.

2368 Second Ave.

San Diego, CA 92101

Tel. (619) 955-5161

Fax: (619) 795-6695

Email: kpolis@zouvaslaw.com

Thank you.

Sincerely,

/S/ Aleksandr Gilev

Aleksandr Gilev, President

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